SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                               FIRST RESERVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


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
FLORIDA                                                                86-0740730
(STATE OR OTHER JURISDICTION OF INCORPORATION)                         (I.R.S. EMPLOYER IDENTIFICATION NO.)
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1360 SOUTH DIXIE HIGHWAY, CORAL GABLES, FLORIDA                  33146
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                    (ZIP CODE)



REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:          (305) 667-8871


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                               EACH CLASS IS TO BE REGISTERED
-------------------                               ------------------------------

______________________________               ___________________________________

______________________________               ___________________________________


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
                                (TITLE OF CLASS)

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ITEM 1.           BUSINESS

First Reserve, Inc. (the "Company") is a holding company whose primary operations are through Esslinger-Wooten-Maxwell, Inc. ("EWM"), a wholly-owned subsidiary, and a general real estate brokerage firm. EWM was originally founded in 1964. Allen C. Harper and Ronald A. Shuffield, the current principals of the Company, purchased EWM in April 1984 through First Reserve, Inc., a Florida corporation ("First Reserve Florida"), which was established for the purpose of acquiring EWM. They subsequently transferred their ownership in EWM to First Reserve Florida. First Reserve Florida was a holding company that wholly-owned EWM along with certain other related entities, including Embassy Financial Services, Inc. ("Embassy"), a licensed residential mortgage lender that originates loans in an agency capacity on behalf of other mortgage lenders.

HISTORY - MERGER

The Company was organized under the laws of the State of Arizona on September 7, 1993 under the name El Squared, Inc. On August 31, 1994, El Squared, Inc. changed its name to Phoenix Financial Reporting Group, Inc. ("PFRG"). On February 2, 1998, PFRG changed its name to First Reserve, Inc. On June 17, 1998, the Company transferred it domicile from Arizona to Florida, effectively becoming a Florida corporation. The Company's headquarters are located at 1360 South Dixie Highway, Coral Gables, Florida 33146. Its telephone number is (305) 667-8871 and its fax number is (305) 667-0781.

Pursuant to a Stock Purchase Agreement dated January 7, 1998, certain shareholders of First Reserve Florida acquired 83.3% of the total common shares (5,000,000 shares) of PFRG, a public holding company with no operations. The PFRG shares were acquired from four different shareholders for an aggregate purchase price of $80,000; First Reserve Florida provided funds to its shareholders for this purchase. The remaining 1,000,000 shares of PFRG common stock are owned by 219 shareholders that owned shares in PFRG prior to the consummation of the Stock Purchase Agreement. By acquiring 83.3% of PFRG, the shareholders of First Reserve Florida acquired control of PFRG.

Subsequent to the above-described acquisition, the shareholders of PFRG voted to change the name of PFRG to First Reserve, Inc. The Company also issued additional shares of common stock. In addition, pursuant to an Agreement of Tax-Free Reorganization ("Exchange Merger Agreement"), the shareholders of First Reserve Florida and the shareholders of Embassy exchanged all of their common stock shares of First Reserve Florida and Embassy respectively for shares of the Company's Common Stock, with the result being that First Reserve Florida and Embassy became wholly-owned subsidiaries of PFRG. This exchange was intended to qualify as a tax-free reorganization pursuant to Section 351 of the Internal Revenue Code of 1986, as amended. After the completion of the share exchange, First Reserve Florida was merged into the Company and all the assets of First Reserve Florida became assets of the Company.

Effective May 1, 1998, EWM acquired Byrne-Rinehart & Co. ("Byrne"), a Miami, Florida real estate

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brokerage operation. The acquisition was consummated via a merger pursuant to a
Plan of Reorganization and Merger Agreement dated as of May 1, 1998 (the "Byrne Merger Agreement"). Pursuant to the Byrne Merger Agreement, Byrne merged with and into EWM, with EWM being the surviving corporation. The merger was structured as a reorganization to comply with the terms of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

Under the terms of the merger, all of the shares of Common Stock of Byrne were converted into and exchanged for an aggregate of 400,000 shares of common stock of the Company and $300,000 cash. In connection with the merger, Thomas E. Byrne was hired as President of EWM's Commercial Sales Division pursuant to a three-year employment agreement and the sales associates of Byrne have been retained by EWM. As of May 1, 1998, all of Byrne's pending real estate closings are being administered by EWM and EWM is entitled to the brokerage proceeds therefrom.

Effective September 30, 1998, EWM acquired Gerard International Realty, Inc. ("Gerard"), a Miami Beach, Florida real estate brokerage operation. The acquisition was consummated via merger pursuant to a Plan of Reorganization and Merger Agreement dated as of September 30, 1998 (the "Gerard Merger Agreement"). Pursuant to the Gerard Merger Agreement, Gerard merged with and into EWM, with EWM being the surviving corporation. The merger was structured as a reorganization to comply with the terms of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

Under the terms of the merger, all of the shares of Common Stock of Gerard were converted into and exchanged for up to 500,000 shares of the Company, in the ratio of (i) 3,000 shares of the Company's Common Stock for each share of Gerard Common Stock and (ii) 2,000 shares of the Company's Common Stock for each share of Gerard Common Stock, which shall be subject to and released from escrow in accordance with the terms and conditions set forth in the Merger Agreement. As of September 30, 1998, all of Gerard's pending real estate closings are being administered by EWM and EWM is entitled to the brokerage proceeds therefrom.

OPERATIONS

The primary operations of the Company are through Esslinger-Wooten-Maxwell, Inc., its wholly-owned subsidiary. EWM is a Florida licensed real estate brokerage firm with five offices, which engages approximately 400 sales associates and support staff, in Miami-Dade and Broward Counties. In 1998, EWM closed 2,200 real estate "sale" transactions and 600 "rental" transactions having a gross dollar value of $733,000,000. The average home price was $264,100.

EWM is member of the Realtor Association of Greater Miami and the Beaches, the Realtor Association of Dade County, the Realtor Association of Greater Ft. Lauderdale and the Florida Keys Association of Realtors. The Company offers its services in southern Florida. EWM operates from offices located in Coral Gables/Coconut Grove, South Miami, Miami Beach, Pinecrest/Palmetto area of Miami-Dade County, Florida, and Plantation, Broward County Florida. EWM provides the following services:

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                           *         Residential Brokerage
                           *         Commercial Brokerage
                           *         Relocation
                           *         Property Management and Leasing
                           *         International Brokerage
                           *         Business Brokerage

EWM has recently expanded into Broward County by opening an office in Plantation. The Company believes that this expansion will allow EWM to take advantage of the burgeoning growth in the residential real estate market in Broward as well as the much sought after relocation transferee market.

RESIDENTIAL BROKERAGE

EWM acts as a broker or agent in residential real estate transactions. EWM markets homes in every price range throughout Miami-Dade County, with a market niche in luxury properties (over $500,000). The Company believes its 1998 average residential sales price of approximately $264,100 was higher than its primary competitors. See "Business-Competition" herein.

All customers who list their property for sale with EWM must sign an Exclusive Right of Sale Listing Agreement, which provides that EWM shall be the exclusive sales agent for a set period of time. The Company's residential brokerage services to sellers of real estate include:

         * Pricing a property based on market knowledge and current research
         * Individualized marketing program for each property
         * Seller's Net Sheet, setting forth costs of sale and net profit estimates upon closing
         * Suggestions for preparing a property for sale
         * Appointment options
         * Inclusion of all properties in the computerized South Florida Regional Multiple Listing System
         * Pre-qualifying of potential buyers' ability to purchase
         * General advice and assistance in preparing forms and attending closing of transaction
         * Negotiating the terms and conditions of the sales and purchase contract
         * Conducting "open houses" for properties
         * Obtaining tenants

In exchange for these services, the customer pays to the Company a commission which is typically fixed at 6% of the sales price, of which 3% is paid to the "listing" broker and 3% is paid to the "selling" broker, which amounts are then "split" between the Company and the participating sales associate.

EWM assists buyers of real estate by providing the following services:

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         *        Locating a property that meets personal and financial
                  objectives
         *        Showing the buyer properties
         * Assistance with inspections, repairs, and obtaining appraisals, etc.
         * Negotiating the terms and conditions of the sales and purchase contract
         * Assisting the buyer in preparing for and attending closing of transactions.

In exchange for these services, the customer pays to the Company a commission which is also generally fixed at 6% of the sales price. This commission is usually, with the consent of the listing broker, i.e., the seller's broker, deducted from and payable out of, the commission payable to such listing broker.

The agreements usually executed by the customer (the buyer/seller) of residential real estate is the form Contract for Sale and Purchase that is approved by the Florida Association of Realtors and the Florida Bar and is customarily used in the State of Florida. Under Florida real estate law, EWM does not represent the Buyer or Seller directly, but rather operates as a "transaction" broker.

COMMERCIAL BROKERAGE

EWM's commercial brokerage services provide specialized services to third parties, including financial institutions, investors, developers and landowners. EWM's services include but are not limited to:

         *        Commercial Sales and Leasing
         *        Property Owner Representation
         *        Tenant Representation
         *        Corporate Relocations
         *        Project Management
         *        Market Surveys
         *        Project Feasibilities
         *        Computer Financial Models
         *        Construction and Permanent Loan Packaging
         *        Land Acquisition and Assemblage
         *        Workouts of Challenging Properties
         *        Real Estate Consulting

RELOCATION

EWM has an extensive corporate relocation division, specializing in corporate relocations. EWM is affiliated with several of the industry's largest relocation networks. In particular, EWM maintains a Strategic Alliance Agreement with the Cendant Mobility Relocation Network (successor to PHH Relocation Network) ("Cendant"), which the Company believes is the nation's largest relocation organization, which provides EWM with membership in Cendant's nationwide network of over 400 other suppliers of relocation services. Ron Shuffield, EWM's President, served on the PHH National

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Advisory Council (predecessor to Cendant) from 1993-1996.

The South Florida area is strongly positioned for corporate relocations. The area serves as a hub of domestic and international business. Because of the favorable geographic location of Miami-Dade County, coupled with its trained commercial and industrial labor force, many Fortune 500 companies have a Latin American and Caribbean base in Miami. According to Miami-Dade County statistics obtained from the Miami-Dade County Beacon Council (the county's economic development council), in Coral Gables, Florida alone, the Company's main office location, the following corporations have operations: Disney, Texaco West Africa/Latin America, Hilton Hotel-International, Apple Computer, and IBM. In addition, such major corporations as Burger King, Borden and Eastman Kodak have significant South Florida operations. In order to capitalize on the growing need to assist international executives, EWM has a division devoted solely to assisting relocating executives.

 The services that EWM provides in connection with corporate relocations includes, but is not limited to, sales and marketing of a transferred employee's existing properties, assisting relocated employees in finding new properties, education and school placement counseling, rental assistance, area tours, short-term housing, financial service assistance., mortgage prequalification, assistance with coordination of moving personal property, and personal and repair service professionals, including a list of pre-qualified baby sitters, interior design consultants and home repair specialists.

A referral fee equal to 25 % to 30% of the gross listing or selling commission received by EWM is paid to the referring party for any business referred to EWM. All outgoing referral fees earned by EWM are split between the referring associate and the Company. All outgoing referrals must be placed through the Relocation Network.

PROPERTY MANAGEMENT

The Property Management Division of EWM serves as an agent for the property owner, overseeing all facets of the leasing and management process, including customary landlord activities.

EWM provides property management for single family homes, condominiums, and apartment complexes. Specific property management services include:

         *        Collecting rent
         *        Accounting and bookkeeping services
         *        Regular property inspections
         * Coordination of regular maintenance (lawn pool, service contracts, etc.)
         *        Contract work (paint, repairs, etc.)
         *        Customer services for tenants
         *        Consistent owner contact
         *        Showing rental properties to prospective tenants.

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MARKET

The rate of home sales in Miami-Dade County, Florida for 1998 showed a marked improvement over 1997. According to THE MIAMI HERALD, market forecasters predict strong sales in Miami-Dade County in 1999. Analysts believe that strong consumer confidence, low interest rates, weak inflation and gains from a surging stock market should lead to a very strong real estate market in South Florida for 1999, with new and existing home sales to increase at a rate slightly higher than the national average.

According to MLS data, there were 18,480 existing home sales in Miami-Dade County in 1998, compared to 16,145 in 1997 representing a 14.4% increase in sales for 1998.

While homes under $200,000 accounted for 82% of all homes sold in Miami-Dade County in 1998, luxury homes continue to sell well in the region. In the past year, EWM was involved in 97 home sale transactions through the MLS in the price range over $500,000. This equals 14.3% of the 676 total Miami-Dade County transactions in this price range through the MLS.

MARKETING

The Company intends to undertake an aggressive growth strategy by acquiring local brokerage operations throughout Florida to increase market presence, sales volume and the Company's geographic base. The Company is also contemplating the expansion of its mortgage brokerage services, acquiring other real estate services such as title companies or casualty insurance and establishing an alliance of other high quality real estate and mortgage brokerage firms for service throughout Central and Southern Florida and possibly South and Central America.

The Company services are marketed in a variety of outlets throughout South Florida. EWM's marketing efforts include, without limitation, advertising in all major newspapers, full-color magazine pictorials, targeted mailings, press releases and inclusion of all properties in the county-wide Multiple Listing Systems. EWM targets new sellers and buyers of its properties by placing advertisements for its properties in each Sunday's MIAMI HERALD REAL ESTATE GUIDE. Further, EWM places a monthly pictorial centerfold and back cover of advertising in Harmon's Real Estate Market Magazine, a magazine published monthly and widely distributed throughout South Florida. Further, EWM mails its "Open House Sundays" literature monthly to over 54,000 potential customers and its "Crown Collection" quarterly mailer to approximately 25,000 potential customers, which features homes priced in excess of $500,000. EWM provides its associates with advertising dollar value credits, based on their property's sales price, for use in various advertising means.

In addition to the above described traditional avenues of sales and marketing, EWM and its executives and associates are extremely active members of the community. EWM is a sponsor of such South Florida charities as the American Red Cross, Miami Opera, United Way, Junior Orange Bowl, Junior Achievement, the College Assistance Program and the local arts and crafts festivals, just to name a few. Further, EWM is a member of all local Chambers of Commerce, and is a trustee

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for chambers in Miami, Coral Gables, Homestead, Ft. Lauderdale, Florida and is a
member of the University of Miami Citizens Board.

COMPETITION

All of the businesses in which EWM is engaged are highly competitive, especially residential real estate brokerage services. Many of its competitors, in particular those who benefit by affiliated franchising organizations, have substantially greater financial resources than the Company. Many of the Company's competitors are also undertaking a growth strategy. While EWM has a higher average sales price than its primary competitors, these primary competitors close substantially more residential listings than EWM and have substantially higher gross sales. See "Business Competition". Even though the Company believes that its ability to specialize in higher-priced properties, the quality of its services and its knowledge of and relative strength in the South Florida market position itself well with its competitors, the substantial amount of competition is expected to continue, which may have an adverse affect on the Company and its operations.

EWM's major competitors are Coldwell Banker Real Estate, Arvida Realty Services, and The Keyes Company Realtors. Coldwell Banker has been pursuing an aggressive acquisition strategy. In January 1998, Coldwell Banker acquired 37 offices of Gimelstob Realty, a South Florida realtor primarily based in Broward and Palm Beach Counties, and Coldwell Banker has publicly stated its intent to acquire additional brokerage operations in South Florida. Arvida Realty Services has also made recent acquisitions, including Jeanne Baker, Inc. Realty. The substantial trend in the real estate industry is consolidation through acquisitions by national chains, such as Cendant, Inc. Cendant owns Century 21 Realty, ERA Realty, Coldwell Banker Realty and Cendant Relocation Services. National chains now represent 35% of the total U.S. real estate brokerage operations.

A comparison of EWM listing and sales activities to its principal competitors in the residential properties brokerage business follows. The statistics represented were obtained from the Multiple Listing Service ("MLS"), an independent real estate data reporting entity, whose sales data represents approximately 85% of the total sales in the Miami-Dade County, Florida area.

                  JANUARY 1, 1998 THRU DECEMBER 31, 1998 RANKING BY NUMBER OF RESIDENTIAL LISTINGS CLOSED IN MIAMI-DADE COUNTY.

                  1.       Arvida Realty Services       3,725 Transactions
                  2.       Coldwell Banker              3,469 Transactions
                  3.       The Keyes Company            2,081 Transactions
                  4.       EWM                          1,912 Transactions

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                  JANUARY 1, 1998 THRU DECEMBER 31, 1998 RANKING BY DOLLAR
                  VOLUME OF RESIDENTIAL LISTINGS CLOSED IN MIAMI-DADE COUNTY.

                                                                   AVERAGE
                                             GROSS SALES         HOME PRICE
                                             -----------         ----------
         1.  Arvida Realty Services          $652,290,000          $175,111
         2.  Coldwell Banker                 $558,677,000          $161,048
         3.  EWM                             $490,290,000          $256,427
         4.  The Keyes Company               $235,242,000          $113,042


         EWM has the highest average sales price of its competitors. Its average residential sales price substantially exceeds the average sales prices in Miami-Dade County. The above figures include only residential sales and do not include sales made outside the MLS. EWM sales for 1998 including all residential, commercial and rentals from existing operations and acquisitions made in 1998 were approximately $733,000,000.

ECONOMIC FACTORS

The Company's operations are directly dependent on the South Florida economy in general, and the South Florida real estate market in particular. South Florida's real estate market has been historically cyclical. Downturns in South Florida's economy will likely have adverse affects on the Company's business and operations.

REGULATORY ISSUES

The operation of the Company is subject to various federal, state and local laws and regulations. EWM is licensed by the State of Florida Department of Business and Professional Regulation to sell real estate in the State of Florida. In addition, each of the Company's real estate associates must be licensed with the State of Florida Department of Business and Professional Regulation as a real estate broker or real estate sales agent. The licenses must be updated every two years by passing an administered examination. The Company has made, and will continue to make, expenditures to comply with such laws and regulations. The Company believes that it is in compliance with all material laws and regulations. The Company does not believe that any such laws or regulations that are currently in existence, or to the best of the Company's knowledge are proposed or contemplated, that will have such an adverse affect on the Company's financial condition or its operations.

The subsequent adoption or modification of state and local laws and regulations imposing environmental controls, disclosure rules, zoning and other land use restrictions may materially and adversely affect the marketability of real estate, which would likely have a negative effect on the Company's financial conditions and its operations. Additionally, there are various licensing requirements imposed on the Company and its sales associates. While based on the Company's experiences to date, the cost of compliance has not had, and is not expected to have, a material effect

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on the Company, changes in laws and regulations may give rise to additional compliance costs that could have a material adverse effect on the Company. Further, licenses may be revoked for a variety of reasons, including the violation of regulations and the failure to maintain certain financial requirements. Revocation of licenses would also have material and adverse affect on the Company and its operations.

EMPLOYEES

As of December 31, 1998, the Company employs 42 persons full time as support staff and engages 360 persons as sales associates. Of the sales associates, 175 are based in the Coral Gables office, 85 are based in the Pinecrest/Palmetto office, 55 are based in the South Miami office, and 45 are based in the Miami Beach office. Of the Company's sales associates, 100 are referral associates licensed with an affiliated company, EWM Referral Services, Inc. These associates have an active real estate license but merely refer listings to the Company in return for a fee. All sales associates are independent contractors rather than employees of the Company, which is a standard structure in the real estate brokerage industry. The Company requires that each associate sign an Independent Contractor Status Agreement that is a Florida Association of Realtors standard form.

All of the Company's sales associates are paid by commission solely on the basis of closed sales transactions. Typically, the share of a total commission is split evenly between the listing broker and the selling broker, with each broker entitled to a commission of approximately 3% of the property sales price for residential listings and 5% for commercial, business brokerage and rental listings. Approximately 40% of EWM sales are "in-house," where EWM represents both the buyer and seller and therefore receives both halves of the brokerage commission.

REPORTS TO SECURITY HOLDERS

The Company intends to provide all of its shareholders with an annual report of the Company's operations, including audited financial statements, for the 11 month period ended December 31, 1998.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling SEC at 1-800-SEC-0330.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS:

The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the Combined Financial Statements of First Reserve, Inc. and subsidiaries, First Reserve Enterprises, Inc. and Embassy Financial Services, Inc. as of January 31, 1998, and the related notes to the Combined Financial Statements, along with the

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Consolidated Financial Statements of First Reserve, Inc. and subsidiaries as of
December 31, 1998, and the related Notes to Consolidated Financial Statements. The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States and have been audited by the Company's independent accountants.

The financial information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to the continuing operations of the Company.

RESULTS OF OPERATIONS

REVENUES. The Company's revenues increased approximately 32.5% for the 11-month period ended December 31, 1998, over those for the fiscal year ended January 31, 1998. The increase is primarily attributable to increased residential real estate sales activity in the Company's existing market (Miami-Dade County, Florida). Revenue increases also resulted from the Company's acquisition of two real estate companies operating in that market. Finally, the increase is partly attributable to the approximate 62% increase in the volume of mortgages placed through the Company's mortgage banking operations from approximately $26,000,000 for the year ended January 31, 1998 to approximately $42,000,000 for the 11-month period ended December 31, 1998.

OPERATING EXPENSES. Operating expenses increased to approximately $15.8 million for the 11-month period ended December 31, 1998 versus approximately $11.1 million for the year ended January 31, 1998. Operating expenses principally increased as a result of costs incurred by the Company in connection with the acquisition of two residential real estate companies, increases in personnel (salaries) and marketing, and the pre-opening costs associated with the relocation of the Company's Miami Beach office and the creation of a Broward County sales office.

INTEREST. Interest income increased from approximately $13,000 for the year ended January 31, 1998 to $14,000 for the 11-month period ended December 31, 1998 due to higher average daily balances of restricted cash.

PRE-TAX INCOME FROM CONTINUING OPERATIONS AND NET INCOME (LOSS). The Company had pre-tax income from operations of approximately $1.175 million for the 11-month period ended December 31, 1998 as compared to income of approximately $375,000 for the year ended January 31, 1998. This pre-tax profit from continuing operations was a result of a significant increase in revenues without a corresponding increase in overhead costs. After the application of a one-time charge of approximately $1.2 million during the 11-month period ended December 31, 1998, the Company had a net loss of approximately $73,000. This one-time charge was associated with the settlement of a contingent liability to a third party. In connection with this settlement the Company paid $250,000 in cash and executed a $950,000, non-interest bearing, promissory note with principal payments at varying dates through 2002.

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LIQUIDITY AND CAPITAL RESOURCES

The Company generated approximately $720,000 in cash from operating activities for the 11-month period ended December 31, 1998. This was primarily due to an increase in the amount of commissions and management fees received as a result of increased "closings" of principally residential real estate sales and rentals.

Cash used for investing activities was approximately $560,000 for the 11-month period ended December 31, 1998, primarily attributable to the purchase of property and equipment, and the purchase of certain businesses acquired by the Company during this period.

Cash provided from financing activities was approximately $516,000 for the 11-month period ended December 31, 1998, principally due to the proceeds received from a private placement of the Company's common stock.

At December 31, 1998, the Company had outstanding a $950,000 obligation (described above), and no other material indebtedness except for trade credit. Subsequent to December 31, 1998, the Company arranged for a $500,000 revolving line of credit from a private, unaffiliated lender for the period expiring in October 1999. In addition, the Company has arranged for a $1.8 million "warehouse" line of credit to fund loans to be made in connection with its mortgage banking operations in fiscal 1999. Each "warehouse" loan will be fully backed by a permanent loan "take-out" commitment from a national lender of residential financing. The Company expects the availability of this borrowing capacity to improve the profitably of this aspect of its operations due to the favorable pricing offered by these national lenders.

At December 31, 1998, the Company had shareholder equity of approximately $2,147,000. For the 11-month period ended December 31, 1998 the Company's net working capital (current assets minus current liabilities) increased to $979,374 from $443,492 at January 31, 1998, primarily as a result of internally generated funds. The Company believes its current working capital will be sufficient to support its presently-contemplated strategy for the next 12 months.

The Company's new office in Broward County is expected to be completed by June 1, 1999. The Company anticipates that this office will increase opportunities to substantially increase sales. The Company's temporary Broward County office has generated an annualized volume of approximately $60,000,000 of sales through the end of April 1999. As of April 1, 1999, the Company has acquired Columbia Title of Florida, Inc., a 37 year old title insurance business, by assuming certain of its liabilities in the approximate amount of $150,000. The Company believes this title business will be profitable during 1999, and will contribute to the cash flow of the Company's overall operations.

SEASONALITY

The Company's operations are principally based on the residential real estate market in South Florida. These markets have historically been seasonal with generally higher sales in the second and

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third fiscal quarters. Therefore, the results of any interim period is not necessarily indicative of the results that might be expected during a full fiscal year.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. We have made certain adjustments to our equipment and software, including equipment purchases over the last two years, in order to make our systems Year 2000 compliant. We have not incurred material costs to date in this regard, and currently do not believe the cost of additional actions will have a material effect on our results of operations or financial condition. We currently believe that our systems are Year 2000 compliant in all material respects; however, our current systems may contain undetected errors or defects which with Year 2000 date functions that may result in material costs.

Failure of our equipment, or software to operate properly with regard to the year 2000, and thereafter, could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations, and financial condition. We have not yet developed a comprehensive contingency plan to address situations that may result if such systems fail; the cost of developing and implementing any such plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce.

FORWARD LOOKING STATEMENTS

From time to time, we make statements about our future results in this Form 10-SB that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and the current economic environment. We caution you that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause our actual results to differ materially from those in the forward-looking statements, include, but are not limited to: (i) the continued growth in the residential real estate market in South Florida; (ii) the general availability of home mortgage financing at favorable rates; (iii) continued positive economic climate in the United States; (iv) competition in our existing lines of business; and (v) our ability to obtain and maintain working capital, whether internally generated or from financing sources (on acceptable terms) in order to finance our growth strategy.

ITEM 3.           PROPERTIES

The Issuer's facilities consist of five offices: (1) 11,930 square feet leased at the Issuer's principal office at 1360 S. Dixie Highway, Coral Gables, Florida 33146; (2) 7,468 square feet leased at 12651 S. Dixie Highway, Miami, Florida 33156; (3) 5,000 square feet leased at 419 Arthur Godfrey Road, Miami Beach, Florida 33140; (4) leased office at 6150 S.W. 76 Street, South Miami, Florida; and (5) 6,400 square feet leased at 8500 West Broward Boulevard, Plantation, Florida 33324.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the securities ownership of those persons who own more than five (5%) percent of the registrant's outstanding common stock as of the date hereof, including shares owned by its executive officers and directors:

                                    NAME AND ADDRESS OF                                                PERCENT OF
    TITLE OF CLASS                   BENEFICIAL OWNERS                      NO. OF SHARES              CLASS (%)
    --------------                  -------------------                     -------------              ----------
Common Stock            Thomas E. Byrne                                        421,000                    6.22
                        6150 S.W. 76th Street
                        South Miami, FL 33143

Common stock            James E, Newmeyer                                      337,500                    4.99
                        1360 S. Dixie Highway
                        Coral Gables, FL 33146

Common Stock            Allen C. Harper &                                    1,113,501                   16.45
                        Carol Harper, JTWROS
                        1360 S. Dixie Highway
                        Coral Gables, FL 33146

Common Stock            Ronald Shuffield                                     1,113,501                   16.45
                        1360 S. Dixie Highway
                        Coral Gables, FL 33146

Common Stock            VALORSEC                                             2,160,001                   31.90
                        M. Thierry Manni
                        c/o Mecaplast
                        406 Ave Prince Hereditaire Albert
                        MC 98000
                        MONACO

Common Stock            Officers and directors, as a group                   4,724,503                   69.80
                        (4 persons)

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

              The executive officers and directors of the registrant are as follows:

NAME                          AGE            POSITION
----                          ---            --------
Allen C. Harper                52            Chairman of the Board of Directors/
                                             Chief Executive Officer

Ronald A. Shuffield            47            President/Chief Operating Officer/Director
                                             President of EWM

Thierry Manni                  31            Director


James E. Newmeyer              50            Secretary/Treasurer and Director
                                             President of Embassy Financial Services, Inc.

MANAGEMENT

A brief description of the key management of the Company is as follows:

ALLEN C. HARPER

Since 1984 Allen C. Harper has been principally employed as the Chairman and Chief Executive Officer and is a principal shareholder of First Reserve, Inc., the holding company of EWM.

Mr. Harper has more than 30 years of business experience, primarily in the areas of real estate management and development and rail transportation. He is still active in a variety of businesses. Mr. Harper is currently the Chairman of the Board of Directors, Chief Executive Officer and, with his wife, the owner of American Heritage Railways, Inc., which owns and operates The Durango & Silverton Narrow Gauge Railroad, in southwestern Colorado. Since September 1989, Mr. Harper has served as a Director on the Tri-County Rail Authority and has been chairman of the board for two terms. He has also served as a director of Florida East Coast Railway Co., a railroad company based in St. Augustine Florida, since May of 1994.

From February 1994 to July 1998, Mr. Harper served as Chairman of the Board of Directors and Chief Executive Officer of First American Railways, Inc. In October 1998, First American Railways, Inc., voluntarily filed a Chapter 7 bankruptcy proceeding in the United States Bankruptcy Court for the Southern District of Florida.

RONALD A. SHUFFIELD

Ronald A. Shuffield is the President and Chief Operating Officer of both the Company and EWM, and a member of each entity's Board of Directors. He has been the President of EWM since 1984. He acts as the chief operating officer and supervises the day-to-day operations of the

Company and EWM. Mr. Shuffield is a licensed Florida real estate broker and certified general contractor. Mr. Shuffield has been a member of the Realtor Association of Dade County since 1984 and has served in a variety of officer and director positions thereon. Mr. Shuffield served on the National Advisory Council of the PHH Relocation Network (now Cendant Mobility Servicers) from 1993-1996. Mr. Shuffield's community memberships include the Coral Gables Chamber of Commerce (where he serves as President from 1992-93 and where he was awarded the Robert B. Knight Outstanding Citizen of Coral Gables Award), the Greater Miami Chamber of Commerce (where he serves on the Board of Governors) and the Rotary Club of Coral Gables. Mr. Shuffield received a Bachelor of Science degree in business administration from the University of Tennessee.

M. THIERRY MANNI

Mr. Manni is Chairman and International Development Director of MECAPLAST International. MECAPLAST International is a Monegasque corporation which manufacturers plastic parts for the automobile industry. Mr. Manni is responsible for that company's operations in Monaco and France.

JAMES E. NEWMEYER

Mr. Newmeyer has been President of Embassy Financial Services, Inc. since 1996, where he oversees all operations of the mortgage business. He is also Secretary/Treasurer of the Company. Prior to joining Embassy, Mr. Newmeyer has been an executive with numerous real estate mortgage companies for over twenty years, including PHH Mortgage Services, Source One Mortgage Services Corporation, MHSI/Chemical Residential Mortgage/ CenTrust Mortgage, Amerifirst Mortgage and Southeast Mortgage Company. Mr. Newmeyer has a Bachelor of Arts degree from Furman University and a Masters Degree from Florida International University.

ITEM 6.           EXECUTIVE COMPENSATION

COMPENSATION

         The following table sets forth information about the compensation paid or accrued by the Company to the Company's named executive officers whose aggregate compensation exceeded $100,000, for the last three completed fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM
                                                                                            COMPENSATION
                                                  ANNUAL COMPENSATION                          AWARDS
                                                  -------------------                       ------------
             NAME AND                                                                   SECURITIES UNDERLYING
        PRINCIPAL POSITION            YEAR          SALARY              BONUS                  OPTIONS
        ------------------            ----          ------              -----           ---------------------
Allen C. Harper - Chief Executive     1998         $274,682              ---                     ---
Officer                               1997         $324,924              ---                     ---
                                      1996         $257,843              ---                     ---

Ronald A. Shuffield - President,      1998         $323,630              ---                     ---
Chief Operating Officer;              1997         $373,381              ---                     ---
President of Ewm                      1996         $305,597              ---                     ---

James E. Newmeyer - Secretary,        1998         $143,092*             ---                     ---
Treasurer; President of Embassy       1997            ---                ---                     ---
Financial Services, Inc.              1996            ---                ---                     ---

-------------------
   Beginning April 1, 1998, through December 31, 1998.

COMPENSATION OF DIRECTORS

The Company will reimburse members of the Board of Directors for their expenses incurred in connection with their services as directors. In addition, each director will be paid $500 for every directors meeting they attend and $100 for each committee meeting they attend for directors' committees of which such director is a member.

COMPENSATION OF OFFICERS - EMPLOYMENT AGREEMENTS

The Company recently entered into employment agreements with Messrs. Harper and Shuffield. The agreements memorialize the employment relationship that have existed since 1984 between the respective individuals and the Company. The agreements have an initial five year term, with an option of the employee to extend for an additional five-year period. Mr. Shuffield's agreement provides for his employment as President of EWM at a base salary of $320,000 per year with a bonus of up to 7.5% of its pre-tax net income. Mr. Harper's agreement provides for his employment as Chairman and Chief Executive Officer of EWM at a base salary of $270,000 per year with a bonus of up to 7.5% of its pre-tax net income. Each of the employment agreements provide that the base salary shall be increased at least 10% per year during the term of the agreement. The Company also pays for disability and life insurance for both Messrs. Harper and Shuffield and provides each with full medical and health insurance coverage, a 401(K) plan and a monthly automobile allowance.

In connection with the purchase of Byrne, EWM also entered into an employment agreement with Thomas E. Byrne. Mr. Byrne's agreement provides for his employment as President of EWM's Commercial Sales Division at a base salary of $100,000 plus a commission and bonus incentives based on real estate closings. The agreement provides for an initial term of five years.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to two First Reserve, Inc. Common Stock Purchase Warrants dated August 31, 1998 (collectively, the "Warrants"), the Company granted to VALORSEC Vermaltungs & Treu-Anstalt, a Swiss company ("VALORSEC"), rights to purchase Common Stock of the Company. M. Thierry Manni, a director of the Company, is a director of VALORSEC. The first Warrant grants VALORSEC the right to purchase 500,000 shares of the Common Stock of the Company at the initial exercise price of $3.50 per share. The second Warrant grants VALORSEC the right to purchase 500,000 shares of the Common Stock of the Company at the initial exercise price of $3.00 per share. All Warrants may be exercised until November 30, 2004.

ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized to issue 100,000,000 shares of Common Stock, no par value. There are 6,767,050 shares of Common Stock currently outstanding. Each holder of Common Stock is entitled to one vote per share owned on all matters submitted to a vote of the shareholders. Holders of Common Stock will be entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available for dividends. If the Company is liquidated, dissolved or wound up, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. All shares of Common Stock outstanding and to be outstanding upon completion of this Offering are and will be fully paid and non-assessable.

Holders of Common Stock have no cumulative voting rights and, therefore, the holders of more than half of the shares voting for the election of directors can elect all the directors. Furthermore, the Bylaws of the Company provide that only the Board of Directors, the President shareholders holding at least 10% of the stock of the Company may call a special shareholders' meeting, which may prevent a shareholder or group of shareholders holding less than 10% of the stock of the Company from calling such a meeting.

American Securities Transfer & Trust Co., Denver, Colorado, serves as the Company's transfer agent for its Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The registrant's Common Stock is not currently quoted on any national exchange or other public trading market.

The registrant has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the registrant's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the registrant's operating and financial condition, among other factors.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any material litigation which is not incidental to the ordinary course of its business and operations.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

Pursuant to a Confidential Private Offering Memorandum dated April 6, 1998, the Company sold 555,000 shares of Common Stock at $1.00 per share. The Company received $555,000 in gross proceeds from this Offering. The Company paid no cash commissions in connection with this Offering. This Offering was made pursuant to the exemption from registration provided in Rule 504 of Regulation D as promulgated under the Securities Act of 1933, as amended (the "1933 Act").

Effective May 1, 1998, EWM acquired Byrne-Rinehart & Co. ("Byrne"), a Miami, Florida real estate brokerage operation. Under the terms of the merger, all of the shares of Common Stock of Byrne were converted into and exchanged for an aggregate of 400,000 shares of Common Stock of the Company and $300,000 cash. This sale of the Common Stock of the Company was made pursuant to the exemption from registration provided in Section 4(2) of the 1933 Act.

Effective September 30, 1998, EWM acquired Gerard International Realty, Inc. ("Gerard"), a Miami Beach, Florida real estate brokerage operation. Under the terms of the merger, all of the shares of Common Stock of Gerard were converted into and exchanged for an aggregate of up to 500,000 shares of Common Stock (200,000 of these shares remain in escrow and may be released upon the satisfaction of certain conditions subsequent set forth in the Gerard Merger Agreement) of the Company. This sale of the Common Stock of the Company was made pursuant to the exemption from registration provided in Section 4(2) of the 1933 Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Company's Bylaws provide that the Company may indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter.

The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claim for indemnification by any officer or director.

                                    PART F/S

The Company's audited consolidated financial statements for the eleven month period ended December 31, 1998, immediately follow the signature page to this Form 10-KSB.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

         3.1      Articles of Incorporation of the Company (f.k.a. El Squared,
                  Inc.)

         3.2      Bylaws of First Reserve, Inc.

                  to VALORSEC Vermaltungs & Treu-Anstalt, a Swiss company for the right to purchase 500,000 shares of the Common Stock of the Company at the initial exercise price of $3.00 per share.

         10.1 Articles of Merger of First Reserve, Inc. (a Florida corporation) and First Reserve, Inc. (an Arizona corporation).

         10.2 Agreement and Plan of Merger dated April 1, 1998 by and between First Reserve, Inc. (a Florida corporation) and First Reserve, Inc. (an Arizona corporation).

         10.3 Articles of Merger of Byrne-Rinehart & Co. (a Florida corporation) and Esslinger- Wooten-Maxwell, Inc. (a Florida corporation).

         10.4 Articles of Merger of Gerard International Realty, Inc. (a Florida corporation) and Esslinger-Wooten-Maxwell, Inc. (a Florida corporation).

         10.5 Employment Agreement dated March 5, 1998 by and between First Reserve, Inc. and Allen C. Harper.

         10.6 Employment Agreement dated March 5, 1998 by and between First Reserve, Inc. and Ronald A. Shuffield.

         23.1     Consent of McClain and Company, L.C.

         23.2     Consent of McClain and Company, L.C.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FIRST RESERVE, INC.

DATE:    MAY 14, 1999                  By:      /S/ ALLEN C. HARPER
                                           ------------------------
                                       Title:   Chairman


                                       By:      /S/ RONALD A. SHUFFIELD
                                           ------------------------
                                       Title:   DIRECTOR

                                       By:      /S/ JAMES E. NEWMEYER
                                           ------------------------
                                       Title:   Director

                          INDEPENDENT AUDITORS' REPORT


The Officers and Directors
First Reserve, Inc. and Subsidiaries
Coral Gables, Florida


We have audited the accompanying consolidated balance sheet of First Reserve, Inc. and Subsidiaries ("the Companies"), as of December 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the eleven-month period then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Reserve, Inc. and Subsidiaries, as of December 31, 1998 and the consolidated results of its operations and its cash flows for the eleven-month period then ended in conformity with generally accepted accounting principles.


                          /s/ McClain & Company, L.C.


April 5, 1999

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES



                                     ASSETS


CURRENT ASSETS
    Cash                                              $ 1,055,160
    Cash - escrow                                       2,447,690
    Escrow liability                                   (2,447,690)
    Receivables                                           325,227
    Prepaid expenses and other                            157,079
    Shareholders' loans receivable                         80,000
                                                      -----------

        Total current assets                                          $1,617,466


PROPERTY AND EQUIPMENT
    Furniture and fixtures                                402,905
    Office equipment                                      497,929
    Leasehold improvements                                 74,626
                                                      -----------
                                                          975,460
    Less accumulated depreciation                        (541,656)
                                                      -----------

        Net property and equipment                                       433,804


OTHER ASSETS
    Goodwill, net                                       1,156,119
    Deposits and other                                    289,905
                                                      -----------

        Total other assets                                             1,446,024
                                                                      ----------
        Total assets                                                  $3,497,294
                                                                      ----------

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
    Accounts payable and accrued expenses            $    400,592
    Notes payable and current maturities of
        long-term debt                                    237,500
                                                     ------------


           Total current liabilities                                 $   638,092


LONG TERM LIABILITIES
    Notes payable                                                        712,500
                                                                     -----------


           Total liabilities                                           1,350,592


STOCKHOLDERS' EQUITY
    Common stock, no par value, 100,000,000
        authorized shares; 6,767,050 shares
        issued and outstanding                                  -
    Paid-in capital                                     6,131,418
    Accumulated deficit                                (3,984,716)
                                                     ------------

           Total stockholders' equity                                  2,146,702
                                                                     -----------

           Total liabilities and stockholders'
               equity                                                $ 3,497,294
                                                                     ===========

                        CONSOLIDATED STATEMENT OF INCOME
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES



REVENUES                                                           $ 17,026,205

OPERATING EXPENSES                                                  (15,850,578)
                                                                   ------------

           Income from operations before income taxes                 1,175,627



OTHER EXPENSES                                                       (1,248,812)
                                                                   ------------

           Loss before income taxes                                     (73,185)



PROVISION FOR INCOME TAXES                                                    -
                                                                   ------------

           Net loss                                                $    (73,185)
                                                                   ============



BASIC EARNINGS (LOSS) PER COMMON SHARE                             $       (.01)
                                                                   ============


The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

                      FIRST RESERVE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998

                                     COMMON    COMMON                                   TOTAL
                                     STOCK     STOCK       PAID IN     ACCUMULATED   STOCKHOLDERS'
                                     SHARES    AMOUNT      CAPITAL       DEFICIT        EQUITY
                                   ---------   -------   -----------   -----------   -----------

BALANCE, February 1, 1998              2,255   $ 2,255   $ 4,681,877   $(3,868,888)  $   815,244

No par value stock acquired        6,000,000         -           130             -           130
  from reverse merger of
  Phoenix Financial Reporting
  Group, Inc. with First
  Reserve, Inc. and Embassy
  Financial Services, Inc.

No par value stock issued from     4,624,000         -     4,676,288             -     4,676,288
  reverse merger of Phoenix
  Financial Reporting Group,
  Inc. with First Reserve,
  Inc. and Embassy Financial
  Services, Inc.

Retirement of Embassy                    (30)      (30)      (51,190)            -       (51,220)
  Financial Services, Inc.
  common stock as a result of
  the reverse merger with
  Phoenix Financial Reporting
  Group, Inc.

Retirement of First Reserve,          (2,225)   (2,225)   (4,630,687)            -    (4,632,912)
  Inc. common stock as a
  result of the reverse merger
  with Phoenix Financial
  Reporting Group, Inc.

Reverse - 2 for 1 stock split     (5,311,950)        -             -             -             -

No par value stock issued from       555,000         -       555,000             -       555,000
  "504" private placement

No par value stock issued from       400,000         -       400,000             -       400,000
  the acquisition of
  Byrne-Rhinehart & Co.

No par value stock issued from       500,000         -       500,000             -       500,000
  the acquisition of Gerard
  International Realty, Inc.

Distributions to Embassy                   -         -             -       (42,643)      (42,643)
  Financial Services, Inc.
  former "S" stockholders

Net loss for the 11-month
  period ended December 31,
  1998                                     -         -             -       (73,185)      (73,185)
                                   ---------   -------   -----------   -----------   -----------

BALANCE, December 31, 1998         6,767,050   $     -   $ 6,131,418   $(3,984,716)  $ 2,146,702
                                   =========   =======   ===========   ===========   ===========

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES



CASH FLOWS FROM OPERATING ACTIVITIES:
    Cash received from customers                    $ 16,879,136
    Interest received                                     14,029
    Cash paid to suppliers and employees             (15,874,354)
    Settlements paid                                    (298,812)
                                                    ------------

           Net cash provided by operating
               activities                                           $   719,999


CASH FLOWS FROM INVESTING ACTIVITIES:
    Net increase in deposits                             (59,247)
    Purchase of property and
        equipment                                       (219,936)
    Payment for purchase of acquired
        companies; net of cash received                 (286,291)
    Net decrease in shareholders'
         loans receivable                                  6,000
                                                    ------------
           Net cash used in investing activities                       (559,474)


CASH FLOWS FROM FINANCING ACTIVITIES:
    Return of paid-in-capital                              3,855
    Distributions paid                                   (42,643)
    Proceeds from "504" private placement                555,000
                                                    ------------

           Net cash provided by financing activities                    516,212
                                                                     ----------
           Net increase in cash                                         676,737


CASH, February 1, 1998                                                  378,423
                                                                     ----------
CASH, December 31, 1998                                              $1,055,160
                                                                     ==========

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


RECONCILIATION OF NET INCOME TO NET CASH
    PROVIDED BY OPERATING ACTIVITIES:
        Net loss                                                    $   (73,185)
        Adjustments to reconcile net income to net
           cash provided by operating activities:
               Depreciation                                             120,469
               Amortization                                              51,989
               Loss on abandonment of property
                  and equipment                                           3,097
               Increase in prepaid expenses and
                  other assets                                         (286,728)
               Increase in accounts receivable                         (122,428)
               Increase in accounts and notes
                  (operating) payable and
                  accrued expenses                                    1,026,785
                                                                    -----------

                      Net cash provided by operating
                         activities                                 $   719,999
                                                                    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On April 1, 1998, First Reserve, Inc. and Embassy Financial Services, Inc. merged with First Reserve, Inc. (Arizona) f/k/a Phoenix Financial Reporting Group, Inc. As a result of this merger, Embassy's assets totaling $91,223 and liabilities totaling $47,847 were recorded. In addition, First Reserve (Arizona's) assets totaling $129 were recorded. No goodwill was recorded as a result of this merger.

On May 1, 1998, the Company purchased all the stock of Byrne-Rhinehart & Co. (Byrne) for $300,000 in cash and $400,000 in stock of the Company. Simultaneous with the stock purchase, Byrne was merged into a wholly owned subsidiary of the Company, Esslinger, Wooten and Maxwell, Inc. (EWM). As a result of this merger, accounted for as a purchase, assets of $11,045, goodwill of $692,085, and liabilities of $3,130 were recorded.

On September 30, 1998, the Company purchased all the stock of Gerard International Realty, Inc. for $500,000 in stock of the Company. Simultaneous with the stock purchase, Gerard International Realty, Inc. was merged into the Company's wholly owned subsidiary, EWM. As a result of this merger, accounted for as a purchase, assets of $706,490, goodwill of $458,915, and liabilities of $665,405 were recorded.

The Company entered into a settlement with an unrelated third party in the amount of $1,200,000. Under the terms of the agreement, the Company paid $250,000 on the date the agreement was signed. The remaining $950,000 was financed over four years with no interest.





The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION AND COMBINATION The accompanying consolidated financial statements include the accounts of First Reserve, Inc. ("the Company") and its wholly-owned subsidiaries, Esslinger, Wooten and Maxwell, Inc., First Reserve Realty, Inc., First Reserve Management, Inc., First Reserve Equities, Inc., and Embassy Financial Services, Inc. ("Embassy"). Embassy's activity as part of the consolidated group is for the period from April 1, 1998 to December 31, 1998. For the period from January 1, 1998 to March 31, 1998, Embassy was not a subsidiary of the Company, but was under common ownership. Accordingly, the accounts of Embassy for this period have been combined with the accounts of the Company and are reflected in the consolidated statements of income, stockholders' equity and cash flows for the eleven-month period ended December 31, 1998. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

         The accounts of Embassy are for the year ended December 31, 1998.

         NATURE OF OPERATIONS
         The Company is primarily engaged in the brokerage and management of residential and commercial real estate in South Florida.

         Embassy is a licensed residential mortgage lender that specializes in conventional, FHA, and VA first mortgages primarily in the South Florida area. To date, all loans originated by Embassy have been in the capacity of an agent on behalf of other mortgage lenders. Presently, Embassy does not service any of the loans they originate.

         REORGANIZATIONS
         On April 1, 1998, the Company's Board of Directors authorized a plan of reorganization. The reorganization involves the shareholders of First Reserve, Inc., a Florida corporation and Embassy Financial Services, Inc. transferring 100% of each companies' stock in exchange for 4,624,000 shares of First Reserve, Inc., f/k/a Phoenix Financial Reporting Group, Inc., an Arizona corporation in shell form. After the reorganization, the former shareholders of First Reserve (Florida) and Embassy own 83.33% of First Reserve (Arizona). The two surviving corporations are First Reserve, Inc. (Arizona) and Embassy Financial Services, Inc. On June 17, 1998, First Reserve, Inc. (Arizona) domesticated to Florida.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         BUSINESS COMBINATIONS
         On May 1, 1998, the Company acquired all the stock of Byrne-Rhinehart & Co. (Byrne). Simultaneous with the stock purchase, Byrne merged into a subsidiary of the Company, Esslinger-Wooten-Maxwell, Inc. (EWM) in a business combination accounted for as a purchase. Byrne was primarily engaged in the same activity as EWM. Under the terms of the agreement, the shareholders of Byrne received $300,000 in cash and 400,000 shares of common stock of First Reserve, Inc. for all the shares of stock of Byrne. The total cost of the acquisition was approximately $732,000. Goodwill of approximately $692,000, resulting from this transaction, is being amortized on the straightline method over 40 years. The results of operations for Byrne are included in the consolidated income statement for the period from May 1, 1998 to December 31, 1998.

         On September 30, 1998, the Company acquired all the stock of Gerard International Realty, Inc. (Gerard). Simultaneous with the stock purchase, Gerard was merged into EWM in a business combination accounted for as a purchase. Gerard was primarily engaged in the same activity as EWM. Under the terms of the agreement, the shareholders of Gerard received 300,000 shares of common stock of the Company on the date of the acquisition. An additional, 200,000 "contingent" shares of common stock of the Company are being held in escrow pending future gross commission income to be generated by the former shareholders of Gerard over the next 24 months. The total cost of the acquisition was approximately $535,000. Goodwill of approximately $459,000 resulting from this transaction is being amortized on the straight-line method over 40 years. The results of operations for Gerard are included in the consolidated statement of income for the period from September 30, 1998 to December 31, 1998.

         REVENUE RECOGNITION
         The Company earns commissions from the sale of commercial and residential real estate from the management of rental properties. Revenues are recorded when the real estate sale is closed and the management fees are earned. Embassy charges its customers for loan and ancillary fees related to mortgages for the purchase and refinancing of their homes. Revenues are recorded when the mortgage is "closed". Expenses for all companies are recorded when they are incurred.

         ORGANIZATIONAL COSTS
         Organizational costs are amortized on the straight-line method over five years.

         CASH EQUIVALENTS
         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         PROPERTY AND EQUIPMENT
         Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

         INCOME TAXES
         Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period minus the changes during the period in deferred tax assets and liabilities.

         Income taxes are provided for on all taxable income included in the consolidated financial statements in the period in which the income is reported for financial purposes. Accordingly, deferred income taxes (benefits) are provided for timing differences between financial and tax reporting. The principal items comprising these differences are the deferred recognition of operating losses and passive losses for tax purposes.

         Embassy's income for federal income tax purposes is computed beginning April 1, 1998, when it became a taxpaying entity for Federal income tax purposes as a result of the reorganization. Prior to this date, Embassy was a pass through entity and, as such, the corporate income was passed through and ultimately taxed to Embassy's shareholders.

         LONG-LIVED ASSETS
         The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

         ESTIMATES
         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 2 - RECEIVABLES
         Receivables consist primarily of open trade accounts that have not been reduced by an allowance for doubtful accounts, as management considers all receivables to be fully collectible.

NOTE 3 - SHAREHOLDER LOANS RECEIVABLE
         These loans are due on demand, and bear no interest.

NOTE 4 - GOODWILL
         The Company has accounted for the excess of the acquisition costs of certain subsidiaries over the fair value of identifiable assets as goodwill. This goodwill is being amortized over periods ranging from fifteen to forty years. Goodwill is stated net of accumulated amortization of $26,856.

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS
         Financial Accounting Standards Board Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (FAS 107) requires the Company to disclose the fair value of financial instruments for which it is practicable to estimate that value. FAS 107 also requires the entity to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments.

         The following assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

            CASH AND CASH EQUIVALENTS
            The carrying amounts of cash and cash equivalents approximate their fair value.

            SHAREHOLDERS' LOANS RECEIVABLE
            Carrying amounts of shareholders' loans receivable approximate their fair value.

            NOTES PAYABLE
            The fair values of the non-interest bearing note payable is estimated based upon the present value of future payments using the prime rate as of December 31, 1998 or 7.75%.

         The estimated fair values of the Company's financial instruments at December 31, 1998, were as follows:

                                                      CARRYING         FAIR
                                                       AMOUNT          VALUE
                                                     ----------     ----------
                Cash and cash equivalents            $1,055,160     $1,055,160
                Due from shareholders                $   80,000     $   80,000
                Notes payable                        $  950,000     $  818,612

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 6 - BUSINESS SEGMENT INFORMATION
         In 1998, the Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and on assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different product services. The following information is provided in accordance with the requirement of this statement.

         The Company's operations are principally managed on a product services basis and are comprised of two reportable segments: Esslinger, Wooten and Maxwell, Inc. (EWM) and Embassy Financial Services, Inc. (Embassy). EWM product services consists of residential and commercial real estate brokerage. Embassy's product services have been in the capacity of an agent for other mortgage lenders in the South Florida area, specializing in conventional, FHA and VA mortgages. Revenue, net income
         (loss) and identifiable assets for these segments are as follows:

                                       ESSLINGER,              EMBASSY
                                         WOOTEN,             FINANCIAL           ALL
                                      MAXWELL, INC.       SERVICES, INC.        OTHERS            TOTAL
                                      -------------       --------------      -----------       -----------
         Revenue                       $15,902,805          $1,060,938        $    62,962       $17,026,205
         Net income (loss)             $ 1,100,086          $   99,761        $(1,273,032)      $   (73,185)
         Identifiable assets at
             year end                  $ 3,010,123          $  299,037        $   188,134       $ 3,497,294

NOTE 7 - NOTES PAYABLE
         At December 31, 1998, notes payable consist of the following:

         Note payable to third party, non-interest bearing, payable in annual installments of $237,500,matures July 13, 2002,
             non-secured, personally guaranteed by a majority
             shareholder.                                               $950,000

                    Less current portion                                 237,500
                                                                        --------
                                                                        $712,500
                                                                        ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 7 - NOTES PAYABLE (CONTINUED)
         Principal payments on notes payable for the next five years and in the aggregate are as follows:

                    1999               $237,500
                    2000                237,500
                    2001                237,500
                    2002                237,500
                    2003                   -
                                       --------
                                       $950,000
                                       ========

NOTE 8 - EMPLOYMENT AGREEMENTS
         The Company has entered into employment agreements with two executives. These agreements provide for base salaries, to be increased annually by at least 10%, plus bonuses and benefits at the discretion of the Company's Board of Directors. The term of the contract is five years and it may be terminated for cause. In the event of termination without cause, the Company is liable for all salary, payments and benefits for the remaining term of the agreement.

         EWM has entered into an employment agreement with the president of its Commercial Sales Division. This agreement provides for base salary, commission and bonus incentives based on real estate closings, and additional bonus and benefits at the discretion of the Company's Board of Directors. The term of the contract is five years and it may be terminated for cause. In the event of termination without cause, EWM is liable for all salary, payments and benefits for the remaining term of the agreement.

         Minimum future commitment under these employment agreements are as follows:

                    1999                $  809,025
                    2000                   869,927
                    2001                   936,920
                    2002                   877,279
                    2003                      -
                                        ----------
                                        $3,493,151
                                        ==========

         The total commitment, excluding incentives and bonuses, was $686,992 for the eleven-month period ended December 31, 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 9 - LEASES
         During 1998, the Company entered into four office lease agreements.

         The first agreement was with a corporation owned by a related party. The lease is on a month-to-month basis and calls for a monthly rental of $5,533.

         A second office lease agreement was with a related party and will commence in 1999. The lease is for a period of ten years with an option to renew for two successive five year terms. The lease calls for an annual rent of $90,000, plus all applicable sales taxes, with an annual increase in rent of three percent over the prior year's base rent.

         The third office lease agreement was entered into with an unrelated party and will commence in 1999. This lease calls for annual rent of $94,050, plus all applicable sales taxes, with an increase in rent of three percent over the prior year's base rent. The lease is for a term of ten years, two months and fifteen days, with an option to renew for two successive five year terms.

         Finally, a fourth office lease agreement is on a month-to-month basis and calls for a monthly rent of $3,439.

         As a result of the merger with Byrne-Rhinehart & Co. and Gerard International Realty, Inc., EWM assumed operating lease agreements expiring at various dates.

         Additionally, the Company had entered into several automobile, real estate and equipment leases accounted for as operating leases.

         These leases expire in various years through 2009. Minimum future lease payments under operating leases for the next five years and in the aggregate are as follows:

                           YEARS ENDING
                           DECEMBER 31,
                              1999                           $  765,534
                              2000                              686,608
                              2001                              372,255
                              2002                              356,373
                              2003                              349,952
                              Beyond                          1,824,447
                                                             ----------
                                                             $4,355,169
                                                             ==========

         Rent expense under these leases was approximately $614,218 for the eleven-month period ended December 31, 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 10 - CONCENTRATION OF CREDIT RISK
          EWM has experienced credit risk in connection with its bank accounts. At various times during the year, EWM maintained deposits with financial institutions in excess of amounts insured by the FDIC. The exposure to EWM is solely dependent on daily bank balances and the financial strength of the respective institutions.

NOTE 11 - INCOME TAXES
          Provision (benefit) is made for the tax effects of timing differences as described in Note 1, the provision for income taxes for the eleven-month period ended December 31, 1998, is based upon current statutory rates and is summarized as follows:

                                      CURRENT        DEFERRED          TOTAL
                                      -------        --------          -----
                    Florida         $     -        $     -          $      -
                    Federal               -              -                 -
                                     ----------     -----------      -----------
                                    $     -        $     -          $      -
                                     ==========     ===========      ===========

          Deferred tax assets have been provided for deductible temporary differences related to net operating losses. Deferred tax liabilities have been provided for taxable temporary differences related to accumulated depreciation and amortization. Deferred income taxes related to the following at December 31, 1998:

                    Deferred tax assets:
                       Net operating loss             $ 463,944
                       Valuation allowance             (456,878)
                                                      ---------
                    Deferred tax assets after
                       valuation allowance                              $ 7,066

                    Deferred tax liabilities
                       Property and equipment            (2,333)
                       Goodwill                          (4,733)
                                                      ---------

                       Gross deferred tax liabilities                    (7,066)
                                                                        -------
                    Net deferred tax asset                              $   -
                                                                        =======

          At December 31, 1998, the Company's net operating loss carryforwards for income tax purposes amounted to approximately $2,273,372 and are available to offset future taxable income through the year 2018.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 12 - PROFIT SHARING PLAN

          EWM has a deferred tax savings plan which qualifies under section 401(k) of the Internal Revenue code. The plan covers all employees having at least one year of service during which they have worked at least 1,000 hours, provided they have attained the age of 21. The plan allows EWM to make voluntary contributions to the plan for eligible participants. Participants are 100% vested in their contributions to the plan and vest in EWM's contribution as follows:

                       YEARS OF TOTAL SERVICE                VESTING PERCENTAGE
                       ----------------------                ------------------
                           Less than 2                              0%
                                     2                             20%
                                     3                             40%
                                     4                             60%
                                     5                             80%
                                     6 or more                    100%

          For the eleven-month period ended December 31, 1998, employer contributions to the plan were approximately $7,217.

NOTE 13 - SETTLEMENT AGREEMENT

          On July 13, 1998, the Company entered into a settlement agreement in the amount of $1,200,000 with an unrelated third party relating to the sale of a property previously managed by First Reserve Equities I, Inc., a subsidiary of the Company. $250,000 was paid on the date the agreement was signed, while the remaining balance of $950,000 was financed under a promissory note over four years bearing no interest.

          The $1,200,000 expense from this settlement is reflected in the consolidated statement of income under the caption OTHER EXPENSES.

NOTE 14 - STOCKHOLDERS' EQUITY

          COMMON STOCK
          On April 1, 1998, as a result of the reverse acquisition of First Reserve (Florida) and Embassy with First Reserve (Arizona), a non-operating public shell corporation. The Company increased its paid-in capital by $130.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES


NOTE 14 - STOCKHOLDERS' EQUITY (CONTINUED)

          COMMON STOCK (CONTINUED)
          On April 21, 1998, the Company effected a two for one reverse stock split. As a result of the split, every stockholder of the Company would own one-half as many shares as before the reverse split. Prior to the reverse split, the number of issued and outstanding shares of common stock of the Company was 10,624,000, and after the reverse split, the number became 5,312,050 (including fractional shares issued). Accordingly, all numbers of common shares and per share data for the current period presented in these financial statements have been restated to reflect the stock split. Subsequent to the reverse split, the Board of Directors authorized an increase of shares of common stock of no par value from 50,000,000 to 100,000,000.

          On April 6, 1998, the Company entered into a series of transactions to recapitalize its equity pursuant to a Confidential Private Offering Memorandum ("504"). These transactions resulted in an additional 555,000 of no par shares being issued which increased paid in capital by $555,000. The Company incurred legal, underwriting and other fees totaling $191,911. These costs are being amortized on the straight line method over five years and are reflected on the December 31, 1998 balance sheet, net of accumulated amortization of $28,787, under the caption DEPOSITS AND OTHER. Total amortization expense for the eleven-month period ended December 31, 1998, amounted to $28,787.

          WARRANTS
          Effective August 31, 1998, the Company issued 1,000,000 warrants to a majority shareholder. Each warrant is convertible into one share of the Company's common stock and may be exercised at $3.50 per share. The warrants are valid beginning on August 31, 1998, for a period of five years.

NOTE 15 - EARNINGS PER SHARE
          Basic earnings per share amounts are computed based on the weighted average number of shares actually outstanding. The number of shares used in the computation were 5,773,050. Warrants on common stock for the eleven-month period ending December 31, 1998 were not included in computing diluted earnings per share because their effects were anti-dilutive.

NOTE 16 - RELATED PARTY TRANSACTIONS
          For the eleven-month period ended December 31, 1998, total rent paid to a corporation owned by a related party amounted to $44,267.

NOTE 17 - SUBSEQUENT EVENT
          In March 1999, the Company entered into a stock purchase agreement to purchase all the outstanding shares of Columbia Title of Florida, Inc., a Florida corporation engaged in the business of closing real estate and mortgage loan transactions, primarily in the South Florida area. The total purchase price is $150,100, which includes $150,000 of liabilities assumed on behalf of Columbia.

                          INDEPENDENT AUDITORS' REPORT

The Officers and Directors
First Reserve, Inc. and Subsidiaries,
  First Reserve Enterprises, Inc. and
Embassy Financial Services, Inc.
Coral Gables, Florida

We have audited the accompanying combined balance sheet of First Reserve, Inc. and Subsidiaries, First Reserve Enterprises, Inc. and Embassy Financial Services, Inc. as of January 31, 1998, and the related combined statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of First Reserve, Inc. and Subsidiaries, First Reserve Enterprises, Inc. and Embassy Financial Services, Inc. as of January 31, 1998 and the combined results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                          /s/ McClain & Company, LLP

April 20, 1998

                             COMBINED BALANCE SHEET
                                JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.


                                     ASSETS
CURRENT ASSETS
   Cash                                        $      378,516
   Cash - escrow                                    1,784,002
   Escrow liability                                (1,784,002)
   Receivables                                        179,759
   Prepaid expenses and other                         108,195
   Shareholders' loans receivable                      86,000
                                               --------------

      Total current assets                                            $  752,470

PROPERTY AND EQUIPMENT
   Furniture and fixtures                             358,132
   Office equipment                                   485,545
                                               --------------
                                                      843,677
   Less accumulated depreciation                      535,333
                                               --------------

      Net property and equipment                                         308,344

OTHER ASSETS
   Goodwill, net                                       21,970
   Deposits and other                                  39,931
                                               --------------
      Total other assets                                                  61,901
                                                                      ----------

      Total assets                                                    $1,122,715
                                                                      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                              $  308,978

STOCKHOLDERS' EQUITY
   Common stock                                         2,355
   Paid-in capital                                  5,090,834
   Accumulated deficit                             (4,279,452)
                                               --------------
      Total stockholders' equity                                         813,737
                                                                      ----------

      Total liabilities and stockholders' equity                      $1,122,715
                                                                      ==========

The accompanying notes to the combined financial statement is an integral part of this combined statement.

              COMBINED STATEMENT OF INCOME AND ACCUMULATED DEFICIT
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.




REVENUES                                                           $ 11,484,170


OPERATING EXPENSES                                                   11,108,855
                                                                   ------------

   Net income before income taxes                                       375,315


PROVISION FOR INCOME TAXES                                                2,277
                                                                   ------------

   Net income                                                           373,038


ACCUMULATED DEFICIT, beginning of year                               (4,296,806)

   Dividends                                                           (355,684)
                                                                   ------------

ACCUMULATED DEFICIT, end of year                                   $ (4,279,452)
                                                                   ============


The accompanying notes to the combined financial statement is an integral part of this combined statement.

                        COMBINED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.



CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash received from customers                                    $ 11,428,297
   Interest received                                                     12,943
   Cash paid to suppliers and employees                             (10,862,083)
   Income taxes paid                                                     (2,277)
                                                                   ------------

      Net cash provided by operating activities                         576,880
                                                                   ------------


CASH FLOWS FROM INVESTING ACTIVITIES:
   Net increase in shareholders loans receivable                        (86,000)
   Purchases of property and equipment                                 (151,495)
                                                                   ------------

      Net cash used in investing activities                            (237,495)
                                                                   ------------


CASH FLOWS FROM FINANCING ACTIVITIES:
   Return of paid-in capital                                            (12,377)
   Dividends paid                                                      (152,997)
                                                                   ------------

      Net cash used in financing activities                            (165,374)
                                                                   ------------

      Net increase in cash                                              174,011


CASH, February 1, 1997                                                  204,505
                                                                   ------------


CASH, January 31, 1998                                             $    378,516
                                                                   ============

The accompanying notes to the combined financial statement is an integral part of this combined statement.

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.




RECONCILIATION OF NET INCOME TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES:
      Net income                                                      $ 373,038
      Adjustments to reconcile net income to net
        cash provided by operating activities:
          Depreciation                                                  100,922
          Amortization                                                    2,912
          Loss on abandonment of property
             and equipment                                                  240
          Increase in prepaid expenses and
            other assets                                                (43,754)
          Increase in accounts receivable                               (42,930)
          Increase in accounts payable and
            accrued expenses                                            186,452
                                                                      ---------

                  Net cash provided by operating activities           $ 576,880
                                                                      =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
   During fiscal year ended January 31, 1998, dividends of $202,687 were accrued and not paid.

   As fully described in Note 6, during fiscal year ended January 31, 1998, preferred stock of First Reserve, Inc. totaling $3,926,792 and accrued dividends of $693,536 were converted to 889.67 shares of $1 par value common stock of First Reserve, Inc.



The accompanying notes to the combined financial statement is an integral part of this combined statement.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION
         The accompanying combined financial statements include the accounts of First Reserve, Inc. (the Company) and its wholly-owned subsidiaries, Esslinger, Wooten and Maxwell, Inc., First Reserve Realty, Inc., First Reserve Management, Inc., and First Reserve Equities, Inc. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

         PRINCIPLES OF COMBINATION
         The accompanying combined financial statements include the accounts of First Reserve, Inc., First Reserve Enterprises, Inc. and Embassy Financial Services, Inc., all of which are under common ownership. All significant intercompany accounts have been eliminated in the combined financial statements.

         The accounts of First Reserve Enterprises, Inc. and Embassy Financial Services, Inc. are for the year ended December 31, 1997.

         ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         NATURE OF OPERATIONS
         The Company is primarily engaged in the brokerage and management of residential and commercial real estate in Miami, Florida.

         First Reserve Enterprises, Inc. is an inactive corporation.

         Embassy Financial Services, Inc. is a licensed residential mortgage lender that specializes in conventional, FHA, and VA first mortgages. To date, all loans originated by Embassy Financial Services, Inc. have been in the capacity of an agent on behalf of other mortgage lenders. Presently, the Company does not service any of the loans they originate. The Company was in the development stage since its formation on April 8, 1996 until November 1996.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         ORGANIZATIONAL COSTS
         Organizational costs are amortized on the straight-line method over five years.

         CASH EQUIVALENTS
         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         PROPERTY AND EQUIPMENT
         Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

         INCOME TAXES
         Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period minus the changes during the period in deferred tax assets and liabilities.

         Income taxes are provided for on all taxable income included in the combined financial statements in the period in which the income is reported for financial purposes. Accordingly, deferred income taxes (benefits) are provided for timing differences between financial and tax reporting. The principal items comprising these differences are the deferred recognition of operating losses and passive losses for tax purposes.

         No liability for income taxes appears on the accompanying financial statements for Embassy Financial Services, Inc. as the Company has elected to be treated as an "S" Corporation for federal income tax purposes. Pursuant to this election, the corporate income is taxed to the shareholders of Embassy Financial Services, Inc.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.


NOTE 2 - RECEIVABLES
         Receivables consist primarily of open trade accounts that have not been reduced by an allowance for doubtful accounts, as management considers all receivables to be fully collectible.

NOTE 3 - SHAREHOLDER LOANS RECEIVABLE
         These loans are due on demand, and bear no interest.

NOTE 4 - GOODWILL
         The Company has accounted for the excess of the acquisition costs of certain subsidiaries over the fair value of identifiable assets as goodwill. This goodwill is being amortized over fifteen-year periods.

NOTE 5 - COMMON STOCK
         Common stock as of January 31, 1998 consists of the following:
         First Reserve, Inc., $1 par value, 5,000 shares
         authorized 2,224.67 issued and outstanding.                     $ 2,225

         First Reserve Enterprises, Inc., $1 par value, 500 shares
         authorized, 100 shares issued and
         outstanding.                                                        100

         Embassy Financial Services, Inc., $.01 per value, 10,000 shares authorized, 100 shares issued
         and outstanding.                                                     30
                                                                         -------
                                                                         $ 2,355
                                                                         =======
NOTE 6 - PREFERRED STOCK
         In January 1998, the Company entered into an agreement with its preferred stockholders' to purchase 889.67 shares of $1 par value common stock. In exchange for the purchase of the common stock, the preferred stockholders surrendered their preferred stock and all rights to accrued and unpaid dividends in relation to the preferred stock. At January 1998, the accrued and unpaid dividends in relation to the preferred stock amounted to $693,536.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

         LEASES
         The Company has entered into several automobile and real estate lease commitments which expire in various years through 2001. The future commitments under these leases are summarized as follows:

                             YEARS ENDING
                              JANUARY 31,
                             -------------
                                 1999                 $  458,124
                                 2000                    428,368
                                 2001                    277,922
                                 2002                     12,364
                                 2003                       -
                                                      ----------
                                                      $1,176,778
                                                      ==========

         Rent expense under these leases was approximately $527,000 for the year ended January 31, 1998.

NOTE 8 - CONCENTRATION OF CREDIT RISK
         Esslinger, Wooten & Maxwell, Inc.(EWM) has experienced credit risk in connection with its bank accounts. At various times during the year, EWM maintained deposits with financial institutions in excess of amounts insured by the FDIC. The exposure to EWM is solely dependent on daily bank balances and the financial strength of the respective institutions.

NOTE 9 - INCOME TAXES
         The provision for income taxes for the year ended January 31, 1998 is based on current statutory rates and is summarized as follows:


                              CURRENT        DEFERRED           TOTAL
                              -------        --------           -----
            Florida           $     -       $      -          $     -
            Federal             2,277              -            2,277
                              -------       --------          -------
                              $ 2,277       $      -          $ 2,277
                              =======       ========          =======

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.


NOTE 9 -  INCOME TAXES (CONTINUED)

          DEFERRED PROVISION
          The principal timing differences relate to net operating loss carryforwards which resulted in deferred tax assets. These deferred tax assets have been reduced in their entirety by valuation allowances. A summary of the deferred tax assets and related valuation accounts is as follows:

                                            FEDERAL        FLORIDA      TOTAL
                                          ---------       ---------   ---------
              Deferred tax assets         $ 360,595       $ 137,590   $ 498,165
              Deferred tax asset -
                 valuation allowance       (360,595)       (137,590)   (498,165)
                                          ---------       ---------   ---------
                                          $    -          $    -      $    -
                                          =========       =========   =========

          As of January 31, 1998, the Company had net operating loss carryovers of approximately $2,541,000. The carryovers expires at various dates through 2011.

NOTE 10 - PROFIT SHARING PLAN
          EWM has a deferred tax savings plan which qualifies under section 401
          (k) of the Internal Revenue code. The plan covers all employees having at least one year of service during which they have worked at least 1,000 hours, providing they have attained the age of 21. The plan allows EWM to make voluntary contributions to the plan for eligible participants. Participants are 100% vested in their contributions to the plan and vest in EWM's contribution as follows:

                    YEARS OF TOTAL SERVICE                    VESTING PERCENTAGE
                    ----------------------                    ------------------
                        Less than       2                            0%
                                        2                           20%
                                        3                           40%
                                        4                           60%
                                        5                           80%
                                        6 or more                  100%

          During the year ended January 31, 1998, employer contributions to the plan was approximately $8,500.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES,
                       FIRST RESERVE ENTERPRISES, INC. AND
                        EMBASSY FINANCIAL SERVICES, INC.

NOTE 11 - SUBSEQUENT EVENT
          Subsequent to January 31, 1998, the Companies' Boards of Directors authorized a plan of reorganization. The reorganization involves the shareholders of First Reserve, Inc. and Embassy Financial Services, Inc. transferring 100% of each companies' stock to First Reserve, Inc. (Arizona) in exchange for 4,624,000 shares of First Reserve, Inc. (Arizona). First Reserve, Inc. (Arizona) is a publicly traded company that, prior to the reorganization, is in shell form. It is 83.33% owned by the shareholders of First Reserve, Inc. and Embassy Financial Services, Inc.

          In addition, on April 21, 1998, the Company announced and authorized a plan of merger with Byrne-Rinehart & Co., a real estate company specializing in upper-end home sales. The announced merger calls for First Reserve, Inc. (Arizona) to issue 400,000 shares of stock and $300,000 of cash to the shareholders of Byrne-Rinehart & Co. in exchange for all the issued and outstanding shares of Byrne-Rinehart & Co. At this time, financial information of Byrne-Rinehart & Co. is unavailable. This merger will allow the Company to offer a full line of integrated real estate and financial services.

          After the above planned transactions have transpired, the former shareholders of First Reserve, Inc. and Embassy Financial Services, Inc. will own in excess of 90% of First Reserve, Inc. (Arizona).


See independent auditor's report.

                                 EXHIBIT INDEX


         3.1      Articles of Incorporation of the Company (f.k.a. El Squared,
                  Inc.)

         3.2      Bylaws of First Reserve, Inc.

         10.1 Articles of Merger of First Reserve, Inc. (a Florida corporation) and First Reserve, Inc. (an Arizona corporation).

         10.2 Agreement and Plan of Merger dated April 1, 1998 by and between First Reserve, Inc. (a Florida corporation) and First Reserve, Inc. (an Arizona corporation).

         10.3 Articles of Merger of Byrne-Rinehart & Co. (a Florida corporation) and Esslinger- Wooten-Maxwell, Inc. (a Florida corporation).

         10.4 Articles of Merger of Gerard International Realty, Inc. (a Florida corporation) and Esslinger-Wooten-Maxwell, Inc. (a Florida corporation).

         10.5 Employment Agreement dated March 5, 1998 by and between First Reserve, Inc. and Allen C. Harper.

         10.6 Employment Agreement dated March 5, 1998 by and between First Reserve, Inc. and Ronald A. Shuffield.

         23.1     Consent of McClain and Company, L.C.

         23.2     Consent of McClain and Company, L.C.